                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000





                                    CONTENTS



                                                                 Page

Statements of Transfer Fee Billings                                1

Summary of Costs Incurred                                          2

Rail Car Maintenance Facility
  Report for the Year 2000                                    (Attachment)

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000
                                       October 2000                   November 2000                      December 2000
                                                   Billings                         Billings                          Billings
                               Tons   Unit Price   Amount     Tons     Unit Price   Amount     Tons     Unit Price    Amount
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
SERVICE TO AFFILIATES

    Cardinal     . . . . . .      -      $ -        $ -          45,875   $0.64      $   29       39,975   $0.82       $ 33

    Tanners Creek. . . . . .      -      $1.58        -          15,685   $0.64          10       46,318   $0.82         38

    Rockport Plant . . . . .   551,775   $1.11         612      760,924   $0.64         487      606,916   $0.82        498

SERVICE TO NON-AFFILIATES. .   580,830   $1.12         648      517,753   $1.06         548      483,438   $0.84        405

    TOTAL. . . . . . . . . . 1,132,605              $1,260    1,340,237              $1,074    1,176,647               $974

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000

                                                           Three
                                                           Months
                        October    November    December    Ended
                         2000        2000        2000    12/31/00
                                     (in thousands)

Rents. . . . . . . . .  $  586      $  586      $  587    $1,759
Labor-UMW* . . . . . .     153         158         226       537
Benefits-UMW*. . . . .     192         209         276       677
Salaries and
  Benefits-Nonunion. .      67          84          64       215
Materials & Supplies .     100          71         222       393
Billed Services. . . .     117          54         187       358
Taxes**. . . . . . . .      51          51          51       153
Administrative and
  General. . . . . . .     124          16         356       496
Inventory
 Adjustments***. . . .     (22)        (82)       -         (104)
Electricity. . . . . .      64        -             65       129
Cost-of-Capital. . . .      50        (115)         55       (10)

          Total. . . .  $1,482      $1,032      $2,089    $4,603



  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.






















                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                          RAIL CAR MAINTENANCE FACILITY
                         ANNUAL REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                          RAIL CAR MAINTENANCE FACILITY
                    STATEMENT OF BILLINGS AND COSTS INCURRED
                                FOR THE YEAR 2000

                                 Affiliated  Unaffiliated   Total
                                           (in thousands)
Revenues:

  Indiana Michigan Power Company.  $2,460       $ -        $2,460

  Ohio Power Company. . . . . . .     518         -           518

  Ohio Valley Electric Company. .      20         -            20

  Unaffiliated Companies. . . . .    -           228          228

    Total Revenues. . . . . . . .   2,998        228        3,226

Cost of Sales:

  Labor . . . . . . . . . . . . .     223         31          254

  Material. . . . . . . . . . . .   1,680        103        1,783

  Overheads . . . . . . . . . . .   1,095         94        1,189

    Total Cost of Sales . . . . .   2,998        228        3,226

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.

The above cost of sales does not include $118,000 of deferred expenses as of December 31, 2000 related to December work performed but not yet billed.